Teekay Corporation Q1-2016 Earnings presentation May 19, 2016 Exhibit 99.2

Forward Looking Statements This presentation contains forward-looking statements which reflect management's current views with respect to certain future events and performance, including statements regarding: the timing and completion of Teekay Parent’s financing initiatives and their impact on Teekay Parent’s financial position, including, among other things, plans to refinance existing debt, obtain new debt, sell Teekay Parent’s interest in its Prelude Infield Support Vessel Tugs joint venture and issue equity securities; the timing and completion of financing initiatives to address Teekay Offshore’s medium-term funding needs and their impact on Teekay Offshore’s financial position, including, among other things, plans to refinance and access additional debt, extend the maturities to late-2018 for two NOK senior unsecured bonds, issue equity securities and defer deliveries of two units for maintenance and safety (UMS); Teekay Parent’s expectations for performance in the second quarter; the impact of the long-term plant financing for the Yamal LNG Project on the financing of Teekay LNG’s ARC7 Ice-Class LNG carrier newbuildings; the impact on Teekay Tankers’ debt maturity profile and financial flexibility as a result of the $900 million long-term debt facility; expectations regarding positive tanker market fundamentals; the sale of the Hamilton Spirit; the impact of growth projects on Teekay’s future cash flow from vessel operations; the replacement of the Arendal Spirit UMS gangway and timing of recommencing operations; the timing and completion of negotiating contract extensions; and future chartering of the Varg FPSO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: Teekay Parent’s ability to complete its financing initiatives; Teekay Offshore’s ability to complete its financing initiatives; failure of lenders, bondholders, investors or other third parties to approve or agree to the proposed terms of the financing initiatives of Teekay Parent and Teekay Offshore; any failure to achieve or any delay in achieving expected benefits of such financing initiatives; changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; potential delays related to the Arendal Spirit UMS recommencing operations; failure by Teekay Offshore to secure a new charter contract for the Varg FPSO; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company's expenses; and other factors discussed in Teekay Parent's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Recent Highlights Generated consolidated CFVO1 of $359 million in Q1-16, an increase of 12 percent from Q1-15 Reported adjusted net loss1 of $6 million, or $0.08 per share, in Q1-16, compared to adjusted net income1 of $16 million, or $0.22 per share, in Q1-15 Declared Q1-16 cash dividend of $0.055 per share Nearing completion of financing initiatives to address Teekay Offshore’s 2016 and 2017 funding requirements and further strengthen Teekay Parent’s financial position See the Q1-16 earnings release for explanations and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures under GAAP. 3

Recent Daughter Highlights

Teekay Offshore Partners

- Generated CFVO[1] of $166 million in Q1-16, an increase of 22% from Q1-15
- Declared Q1-16 cash distribution of $0.11 per unit – distribution coverage ratio of 5.16x
- Financial initiatives expected to address near and medium-term debt maturities; and $1.6 billion of growth projects fully financed through 2018[2]
- Implementing cost reduction plan expected to save over $30 million per year

Teekay LNG Partners

- Generated CFVO[1] of $114 million in Q1-16, a decrease of 4% from Q1-15
- Declared Q1-16 cash distribution of $0.14 per unit – distribution coverage ratio of 4.79x
- First MEGI LNG carrier newbuild commenced 5-year charter contract with Cheniere Energy
- TGP is making significant progress towards financing growth projects

Teekay Tankers

- Generated free cash flow[1] of $66 million, or $0.42 per share, in Q1-16, compared to $53 million, or $0.46 per share, in Q1-15
- Declared Q1-16 cash dividend of $0.09 per share (based on 30% of adjusted net income)
- Decreased net debt[1] by ~$50 million during Q1-16
- Positive tanker fundamentals expected to continue through 2016

1) See Teekay Offshore's, Teekay LNG's and Teekay Tankers' Q1-16 earnings releases for explanations and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures under GAAP.
2) Excludes two UMS newbuildings. Teekay Offshore is currently in discussions to defer delivery of both units.

4

Summary of TK Parent's Financing Initiatives

Will further de-lever Teekay Parent's balance sheet and increase liquidity and is on track for completion in June 2016

	Initiative	Status
Banks	• $150 million Equity Margin Loan Revolver (an increase from $36 million available as of March 31, 2016) • Between $113 and $150 million facility secured by three FPSOs (Petrojarl Banff, Petrojarl Foinaven, and Hummingbird Spirit) • $50 million facility secured by the Shoshone Spirit VLCC	• $50 million facility secured by VLCC already completed • Commitments received for Equity Margin Revolver refinancing • Majority of banks committed to FPSO refinancing
Equity Holders	• $100 million in common equity	• Signed share purchase agreements on May 18, 2016
Capex	• $8 million from sale of Teekay Parent's 50% interest in its Prelude Infield Support Vessel Tugs JV with KOTUG	• Agreed to sell 50% interest to JV Partner, Kotug

March 31, 2016	Pre-Financing Plan	Pro forma Financing Plan
Teekay Parent Net debt / Estimated Value(1)	48%	41%
Teekay Corp Liquidity ($ million)(2)	$148	$335

(1) Based on Teekay Parent's Net Debt (Gross debt minus cash and cash equivalents and restricted cash) divided by the estimated value of Teekay Parent's assets of approximately $1.4 billion (see slide 10 for further support). Post-Financing is pro forma for financing plan initiatives

(2) Teekay Parent liquidity includes cash and cash equivalents and undrawn revolving credit facilities. Post-Financing is pro forma for financing plan initiatives assuming $150 million for the FPSO debt facility.

5

Summary of TOO’s Financing Initiatives Addresses near and medium-term debt maturities and growth projects through 20181 fully financed; and on track for completion in June 2016 Initiative Status Banks $35 million of new loan financing already completed Commitments received for all other new loan financings Majority of banks committed to Varg FPSO refinancing Norwegian Bondholders Commitments received from 67% and 53% of the 2017 and 2018 bondholders, respectively (require 66.7% support of those voting) Summons circulated to all bondholders for final vote in early-June $250 million debt facility for the East Coast Canada shuttle tanker project $40 million debt facility on un-mortgaged vessels (six shuttle tankers and FSO units) $35 million from an increased debt facility on two shuttle tankers $75 million refinancing for the Varg FPSO Jan 2017 Bond – New maturity Nov 2018 with 30% amortization in Oct 2016 and Oct 2017 Jan 2018 Bond – New maturity Dec 2018 with 20% amortization in Jan 2018 Equity Holders In advanced discussions with investors $200 million in preferred units (with warrant structure) Capex UMS shipyard contract amendment in documentation Conventional tanker sales completed, adding approximately $60 million in liquidity In discussions to defer the delivery of the two remaining UMS newbuildings, which would result in capex deferral of approximately $400 million Sale of two conventional tankers in Q4-15 and the sale-leaseback of the two remaining conventional tankers in Q1-16 Excludes two UMS newbuildings. Teekay Offshore is currently in discussions to defer delivery of both units.

TOO’s CFVO Continues to Grow Annualized for Knarr FPSO and Arendal Spirit deliveries, Navigator Spirit and SPT Explorer sales and shuttle tanker contract expirations during 2015 Assumes vessel sales: Fuji Spirit (completed), Kilimanjaro Spirit (completed) and Navion Europa Assumes ALP vessels chartered at current market rates Excludes 1 East Coast Canada (ECC) shuttle tanker newbuilding delivering in early 2018 and 2 unchartered UMS units

TGP’s CFVO Continues to Grow Includes TGP’s proportionate share of equity-accounted investment CFVO Committed growth in 2018 – 2020 expected to add approximately $250M of annual CFVO(1) See slide in appendix for a detailed list of growth projects. Assumes sale of the Teide Spirit in Q4-2017. CFVO expected to grow moderately through 2017, with majority of growth coming in 2018 - 2020

Phased Approach to Value Creation Return Teekay Corp to a high dividend GP Complete financing initiatives with the goal of building liquidity and strengthening balance sheets Majority of financial commitments secured and final completion expected in June 2016 Optimize asset portfolio and balance sheets across Teekay Group Asset sales, redeployment of assets, refinancing and/or repurchasing bonds, etc. Increase TGP and TOO cash distributions Greater capacity to increase Teekay Corp dividend driven by GP IDRs

Neither the GP Option Value Nor Recovery in MLP Daughter Company Share Prices Currently Priced In

$ Millions

Teeky Corp Assets	Pre-distribution cut September 30, 2015	May 18, 2016
FPSO Assets[1]	$350	$300
Conventional Tanker Asset[1]	85	75
JVs and Other Investments[2]	125	225
FMV of Teekay Corp Fleet	560	600
Teekay Corp Equity Investments		
Teekay LNG	$646	$366
Teekay Offshore	600	221
Teekay Tankers	307	157
Tanker Investments	32	19
Sevan Marine	43	60
GP Value	1,167[3]	22[4]
Total Equity Investments	2,794	845
Estimated Value of Teekay Corp	3,561	1,445
Less: Teekay Corp Net Debt[5]	(682)	(594)
Teekay Corp NAV	**2,879**	**851**
Number of Outstanding Shares (millions)	73	85[6]
Teekay Corp NAV per Share	**$39.43**	**$10.03**

1) Management estimates at the time (FPSO values based on estimated cash flows expected to be generated over remaining life of each asset)
2) Includes loans to TOO of $100 million and $200 million as of September 30, 2015 and December 31, 2015, respectively
3) Assumed value calculated by annualizing Q3-15 GP cash flows of approximately $17.2M multiplied by estimated median Price / Distributable Cash Flow for publicly-traded GPs of approximately 17x
4) Assumed value calculated by annualizing Q1-16 GP cash flows of approximately $0.5M multiplied by estimated median Price / Distributable Cash Flow for publicly-traded GPs of approximately 12x
5) Teekay Parent's Net Debt (total debt minus cash and cash equivalents and restricted cash) as of September 30, 2015 and March 31, 2016 pro forma for the recent $100 million common equity offering completed on May 18, 2018.
6) Pro forma for the recent $100 million common equity offering priced on May 18, 2016.

10

Financial Appendices

Consolidated Adjusted Statement of (Loss) Income

Q1-16 vs. Q4-15

($'000's, except per share amounts)	Q1-16 Adjusted*	Q4-15 Adjusted*	Comments
Net revenues	595,803	663,323	Decrease primarily due to the *Foinaven* FPSO annual recognition of operation and oil price tariff revenue in Q4-15, production bonus recorded in Q4-15 relating to the *Voyageur Spirit* FPSO, offhire due to the temporary loss of two mooring lines on *Banff* FPSO in Q1-16, no CAPEX rate earned for part of the quarter on *Petrojarl Varg* FPSO in Q1-16, and lower average tanker spot rates earned in Q1-16.
Vessel operating expenses	(217,734)	(246,075)	Decrease primarily related to lower maintenance costs for the *Petrojarl Varg* FPSO, cost savings relating to repairs & maintenance on the *Hummingbird* FPSO and general timing of repairs & maintenance and crew costs across the fleet, partially offset by higher repairs and maintenance costs for the *Banff* FPSO due to weather-related incident in Q1-16.
Time charter hire expense	(39,603)	(40,267)	Decrease primarily due to redelivery of several vessels, reduced costs by bringing full services lightering activities in-house and fewer in-chartered vessels, partially offset by full quarter operations of the *SN Olivia* delivered in Q4-15.
Depreciation and amortization	(139,822)	(137,785)	Increase primarily due to full quarter amortization of 14 vessels which completed their dry dock in Q4-15 and the change in the estimated useful life of several of our older shuttle tankers in TOO from 25 to 20 years, partially offset by the *Fuji Spirit* and *Kilimanjaro Spirit* being classified as held for sale in Q4-15.
General and administrative expenses	(35,580)	(35,915)	Consistent with the prior quarter.
Income from vessel operations	163,064	203,281	
Net interest expense	(94,454)	(95,274)	Decrease primarily due to lower average balance on the TKC Equity Margin Loan as a result of repayments in Q4-15.
Equity Income	19,434	23,298	Decrease primarily due to lower income from TIL due to the sale of two vessels in Q1-16, lower average spot rates earned in TIL in Q1-16 and lower revenues from the *Marib Spirit* and *Arwa Spirit* in Q1-16.
Income tax (expense) recovery	(1,076)	1,791	Increase in income tax expense primarily due to higher freight tax accruals in Q1-16 and reversals of certain tax accruals in Q4-15.
Other - net	150	1,744	
Net income	87,118	134,840	
Less: Net income attributable to non-controlling interest	(93,291)	(105,032)	Decrease primarily due to lower earnings in TOO, TGP and TNK.
Net (loss) income attributable to shareholders of Teekay Corp.	**(6,173)**	**29,808**	
Basic (loss) earnings per share	(0.08)	0.41	

* See slides 16 and 17 to this presentation for the Consolidated Adjusted Statement of (Loss) Income for Q1-16 and Consolidated Adjusted Statement of Income (Loss) for Q4-15, respectively.

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Q2 2016 Outlook – Teekay Consolidated

Income Statement Item	Q2 2016 Outlook (expected changes from Q1-16)
Net Revenues	<u>Teekay Parent:</u> • $1.5m increase from *Banff FPSO* from 23 off-hire days in Q1-16 • $2m decrease from S&P fees on the sale of two VLCCs in *Tanker Investments* in Q1-16 <u>Teekay Offshore:</u> • $9m decrease from an estimated two months off-hire relating to the gangway damage on the *Arendal Spirit* UMS • $4m decrease from a full quarter without a capital rate earned on the *Petrojarl Varg* FPSO • $3m decrease from fewer CoA days in the shuttle tanker fleet in Q2-16 <u>Teekay LNG</u> – $5m increase due to a full quarter of time-charter out on the *Creole Spirit* which commenced in March 2016 <u>Teekay Tankers:</u> • Decrease of approximately 200 net spot revenue days in TNK mainly due to redeliveries of five net in-chartered vessels in Q2-16 • Approximately 60% of Q2-16 spot revenue days for Aframaxes and Suezmaxes fixed at $24,000/day and $33,800/day, respectively, compared to $27,500/day and $35,800/day, respectively, in Q1-16
Vessel Operating Expenses (OPEX)	• Teekay Parent – $2m decrease from lower maintenance for the FPSO fleet • Teekay Offshore – $2m decrease primarily related to the sale of two conventional tankers in Q1-16 • Teekay Tankers – $2m increase from the timing of maintenance activities • Teekay LNG – $2m increase primarily from timing of maintenance activities
Time-Charter Hire Expense	• Teekay Offshore – $2m increase due to a full quarter of impact of the sale-leaseback of two conventional tankers • Teekay Tankers – $5m decrease due to redeliveries of five net in-chartered vessels in Q2-16
Depreciation and Amortization	• Teekay Offshore – $4m increase due to a revision in the estimated useful life of the shuttle tanker fleet in Q1-16 (which was included in Appendix A in Q1-16) • Teekay LNG - $1m increase due to the delivery of the *Creole Spirit* in Q1-16
General & Administrative	• Expected to range from $31m to $33m on a consolidated basis
Net Interest Expense	• Teekay LNG – $2m increase due to the delivery of the *Creole Spirit* in Q1-16
Equity Income	• Teekay Offshore – decrease of $2m due to lower revenues from the maintenance bonus on the *Itajai* FPSO in Q1-16
Income Tax Expense	• Expected to be approximately $2.5m on a consolidated basis
Non-controlling Interest Expense	• Expected to decrease by $29m to $31m due to lower forecasted results in Teekay Offshore and Teekay Tankers

13

Teekay Parent Free Cash Flow (FCF) Q1-16 vs. Q4-15 GPCO Q1-16 Q4-15 LP Distributions 7,732 7,732 GP Distributions 467 467 Other dividends 3,635 4,846 Total Daughter Distributions 11,834 13,045 Less: Corporate G&A (4,951) (4,174) Teekay Parent GPCO Cash Flow 6,883 8,871 OPCO Q1-16 Q4-15 CFVO (5,957) 20,835 Net Interest expense (14,737) (15,708) Dry-docking expense - (5,069) Teekay Parent OPCO Cash Flow (20,694) 58   Teekay Parent Free Cash Flow (13,811) 8,929 Teekay Parent Free Cash Flow per share (0.19) 0.12 Declared dividend per share 0.055 0.055 Coverage Ratio N/A 2.18x Teekay weighted average outstanding shares 72,742,426 72,708,463 ($’000’s, except per share amounts)

Forecast Assumptions – Vessel Deliveries and Sales Assumed Vessel Sales: 1 x Suezmax – Q4-2017 1 x Suezmax – Q3-2018 1 x Handymax – Q3-2019

Consolidated Adjusted Statement of (Loss) Income Q1-16 1 Please refer to Appendix A in the Q1-16 earnings release for a description of Appendix A items. 2Please refer to footnote (3) to the Summary Consolidated Statements of (Loss) Income in the Q1-16 earnings release. Teekay Corporation Q1-2016 Consolidated Adjusted Statement of Net (Loss) Income Three Months Ended 42,460 Reclass for (in thousands of US dollars, except per share amounts) Realized Gains/ Appendix A Losses As Reported Items (1) on Derivatives (2) As Adjusted Revenues ,641,108 ,-13,715 0 ,627,393 Voyage expenses ,-31,590 0 0 ,-31,590 Net revenues ,609,518 0 ,-13,715 0 0 0 ,595,803 Vessel operating expenses -,215,861 365 -2,238 -,217,734 Time charter hire expenses ,-39,603 0 0 ,-39,603 Depreciation and amortization -,144,157 4,335 0 -,139,822 General and administrative expenses ,-32,967 0 -2,613 ,-35,580 Loss on sale of vessels and equipment ,-27,619 27,619 0 0 Restructuring charges ,-13,986 13,986 0 0 Should be nil Income from vessel operations ,135,325 32,590 -4,851 ,163,064 Interest expense ,-72,203 4,547 ,-28,120 ,-95,776 Interest income 1,322 0 0 1,322 Realized and unrealized losses on derivative instruments -,107,621 79,589 28,032 0 Should be nil Equity income 15,417 4,016.778843400004 0 19,433.778843400003 Income tax expense -1,076 0 0 -1,076 Foreign exchange loss ,-10,514 5,575 4,939 0 Should be nil Other - net 150 0 0 150 Net (loss) income ,-39,200 ,126,317.77884340001 0 87,117.77884340001 Less: Net income attributable to non-controlling interests -9,584 ,-83,707 0 ,-93,291 NET LOSS ATTRIBUTABLE TO STOCKHOLDERS OF TEEKAY CORP. ,-48,784 42,610.77884340001 0 -6,173.2211565999896 Basic loss per share -0.6706402670705538 -8.4864108829694362E-2 The above provides a Normalized Income Statement by adjusting for the following: (1) removal of Appendix A items as documented in the Earnings Release (2) putting the realized gains/losses to their respective line as if hedge accounting had applied Number of shares Basic 72,742,426 71,946,997.451355532 72,742,426 0

Consolidated Adjusted Statement of Income Q4-15 1 Please refer to Appendix A in the Q4-15 earnings release for a description of Appendix A items. 2Please refer to footnote (3) to the Summary Consolidated Statements of Income (Loss) in the Q4-15 earnings release. Teekay Corporation Q4-2015 Consolidated Adjusted Statement of Net Income Three Months Ended Three Months Ended 42,369 42,277 Reclass for (in thousands of US dollars, except per share amounts) Realized Gains/ Appendix A Losses As Reported Items (1) on Derivatives (2) As Adjusted As Adjusted Revenues ,700,106 -,491 0 ,699,615 ,608,107 Voyage expenses ,-36,292 0 0 ,-36,292 ,-29,935 Net revenues ,663,814 0 -,491 0 0 0 ,663,323 0 ,578,172 Vessel operating expenses -,244,810 593 -1,858 -,246,075 -,216,356 Time charter hire expenses ,-40,267 0 0 ,-40,267 ,-43,021 Depreciation and amortization -,137,785 0 0 -,137,785 -,130,812 General and administrative expenses ,-32,478 0 -3,437 ,-35,915 ,-33,146 Asset impairments ,-55,645 55,645 0 0 0 Should be nil Loss on sale of vessels and equipment -,177 177 0 0 0 Restructuring charges -1,639 1,639 0 0 0 Should be nil Income from vessel operations ,151,013 57,563 -5,295 ,203,281 ,154,837 Interest expense ,-66,285 1,413 ,-31,500 ,-96,372 ,-93,872 Interest income 1,098 0 0 1,098 2,161 Realized and unrealized gains on derivative instruments 27,101 ,-58,480 31,379 0 0 Should be nil Equity income 27,226 -3,928 0 23,298 19,863 Income tax recovery 18,974 ,-17,183 0 1,791 -8,284 Foreign exchange gain 2,117 -7,533 5,416 0 0 Should be nil Other - net 1,744 0 0 1,744 -,164 Net income ,162,988 ,-28,148 0 ,134,840 74,541 Less: Net income attributable to non-controlling interests -,124,750 19,718 0 -,105,032 ,-71,708.761794213 NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF TEEKAY CORP. 38,238 -8,430 0 29,808 2,832.9923820578697 Basic earnings per share 0.52590851769208757 0.40996603105198359 3.8964889789897386E-2 The above provides a Normalized Income Statement by adjusting for the following: (1) removal of Appendix A items as documented in the Earnings Release (2) putting the realized gains/losses to their respective line as if hedge accounting had applied Number of shares Basic 72,708,463 71,946,997.451355532 72,708,463 72,697,121 0

Business Appendices

Medium-Term LNG Growth Projected to Remain on Track Medium-term growth of LNG trade projected to be driven by increasing LNG export capacity Source: Clarksons LNG fleet capacity has increased 19% since the start of 2013 LNG trade increases only 1% in 2014 As a result, short-term charter rates have declined to around $32,000 / day Increase in LNG fleet capacity has put downward pressure on near-term rates Capacity has increased 25% since the start of 2013 LNG trade increased < 5% over the same time Longer-term, however, LNG export capacity is projected to increase by 36% by 2020 LNG trade is projected to increase by 43% by 2020 Source: IEA and GIIGNL +36% +43%

Redeployment of Existing FPSOs Economic Below $30/bbl Oil Price Redeployment FBUC(1) typically 25-50% of newbuild Reuse of existing asset offers significantly lower break-even and lifting cost than comparable newbuild solution for the same field development With limited modifications TOO can offer an oil price or production linked tariff, which can make marginal fields economical at oil prices in the low $20/bbl range Source: Alliance Bernstein FBUC = Fully built-up cost Example based on 60M bbl over 7 years with cost spread representing different specifications and investments to achieve the same production. Assumes full depreciation of drilling and subsea, umbilicals, risers and flowlines (“SURF”) CAPEX over the 7 year term Example lifting cost based on 30,000bbl/d average production. Lifting cost refers to the total daily running costs of producing oil after drilling is complete, including FPSO cost (lease and operate), oil company’s production support, logistics and supply, standby and other daily costs Break even range(2) Lifting cost range(3) $/bbl $/bbl

Tanker Demand has Continued to Grow High oil supply and demand, combined with low oil and bunker prices Source: IEA Oil Market Report published April, 2016, EIA weekly report published April, 2016 and Clarksons

Strategic Customer Relationships Teekay benefits from strong relationships with diverse group of creditworthy customers Based on fiscal year 2015 revenue Pro forma for acquisition of BG Group Reflects current senior secured debt ratings # Customer Share(1) Credit rating 1 Shell(2) 16.6% Aa2 / A+ 2 Petrobras 9.5% B3 / B+ 3 BP 7.4% A2 / A- 4 Statoil 7.3% Aa3 / A+ 5 E.ON 5.3% Baa1 / BBB+ 6 Repsol 4.4% Baa2 / BBB- 7 Canadian Natural 4.0% Baa3 / BBB+ 8 Centrica Energy 2.9% Baa1 / BBB+ 9 RasGas 2.9% Aa3(3) / A(3) 10 Chevron 2.7% Aa2 / AA-